                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                            Cox Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   224044 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Andrew A. Merdek, Esq., Cox Enterprises, Inc.
          1400 Lake Hearn Drive, Atlanta, Georgia 30319 (404) 843-5564
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 29, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 6 TO SCHEDULE 13D

CUSIP NO. 224044 10 7                                         PAGE 2 OF 8 PAGES

(1)      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Barbara Cox Anthony
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [   ]
                                           Not Applicable            (b)   [   ]
         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*                             Not Applicable

         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                      [   ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                      Not Applicable
         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION         U.S.A.

         -----------------------------------------------------------------------
                           (7)      SOLE VOTING POWER          0
         NUMBER OF
          SHARES           -----------------------------------------------------
       BENEFICIALLY        (8)      SHARED VOTING POWER    393,288,968
         OWNED BY                                          (Owned Indirectly)**
           EACH            -----------------------------------------------------
         REPORTING         (9)      SOLE DISPOSITIVE POWER     0
          PERSON
           WITH            -----------------------------------------------------
                           (10)     SHARED DISPOSITIVE POWER
                                             393,288,968 (Owned Indirectly)**
                           -----------------------------------------------------

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,288,968 (Owned Indirectly)**
         -----------------------------------------------------------------------

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Not Applicable
         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 65.5%**
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*           OO (Trustee, See Item 4)

         -----------------------------------------------------------------------

** Includes 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time on a share-for-share basis. Assuming the delivery to the holders of the 2% Exchangeable Senior Notes due 2021 issued by Cox Enterprises, Inc. (the "Exchangeable Notes") of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, Mrs. Anthony would indirectly beneficially own 385,710,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 64.2% of the Class A Common Stock. (See Item 4).

                  Barbara Cox Anthony hereby amends her filing on Schedule 13D (filed with the Securities and Exchange Commission (the "Commission") on January 27, 1995), and amended by Amendment No. 1 to Schedule 13D (filed with the Commission on April 20, 1995), Amendment No. 2 to Schedule 13D (filed with the Commission on July 17, 1995), Amendment No. 3 to Schedule 13D (filed with the Commission on July 22, 1996), Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001) and Amendment No. 5 to Schedule 13D (filed with the Commission on November 16, 2001) (the original filing on Schedule 13D, together with Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D, Amendment No. 3 to Schedule 13D, Amendment No. 4 to Schedule 13D, Amendment No. 5 to Schedule 13D and this Amendment No. 6 (this "Amendment"), are collectively referred to herein as the "Schedule 13D"), with respect to her beneficial ownership of shares of Class A Common Stock, par value $1.00 per share (the "Class A Common Stock"), issued by Cox Communications, Inc., a Delaware corporation (the "Company").

                  The primary purpose of this Amendment is to file certain exhibits that were subject to a confidential treatment request submitted to the Commission at the time of filing Amendment No. 5 to Schedule 13D.

ITEM 1.  SECURITY AND ISSUER

                  The title of the class of equity securities to which the
Schedule 13D relates is the Class A Common Stock. The address of the principal executive offices of the Company is 1400 Lake Hearn Drive, Atlanta, Georgia 30319.

ITEM 2.  IDENTITY AND BACKGROUND

                  (a) The person filing this Amendment is Barbara Cox Anthony. A joint filing on Schedule 13D is being filed separately for Cox Enterprises, Inc. ("CEI"), Cox DNS, Inc. (formerly Cox Discovery, Inc.) ("CDNS"), Cox Holdings, Inc. ("CHI") and Cox Investment Company, Inc. ("CICI") (collectively, the "Cox Corporations"). Anne Cox Chambers, who shares control with Mrs. Anthony over the Cox Corporations, is also filing a separate filing on
Schedule 13D. (See Item 4).

                  (b) The principal residence address of Mrs. Anthony is 3944 Noela Place, Honolulu, Hawaii 96815.

                  (c) The present principal employment of Mrs. Anthony is Director and Vice President of CEI and Chairman, Dayton Newspapers.

                  (d) During the last five years, Mrs. Anthony has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

Amendment No. 6 to Schedule 13D                                      Page 4 of 8
Barbara Cox Anthony
Cox Communications, Inc.

                  (e) During the last five years, Mrs. Anthony has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mrs. Anthony is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The aggregate consideration paid by Cascade Investment LLC ("Cascade") and the Bill and Melinda Gates Foundation (the "Foundation") to CHI on October 29, 2001 was $499,500,000 pursuant to the Purchase Agreements (as defined below). Cascade and the Foundation are collectively referred to herein as the "Private Purchasers."

ITEM 4.  PURPOSE OF TRANSACTION

                  This Amendment is being filed to report the sale (the "Private Sales") by CHI of 13,500,000 shares of the Class A Common Stock in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to two stock purchase agreements (the "Purchase Agreements"), each dated October 22, 2001, among CEI, CHI and each of the Private Purchasers. Upon satisfaction of the conditions precedent set forth in the Purchase Agreements, the Private Sales were consummated on October 29, 2001.

                  In connection with the Private Sales, the Company entered into two registration rights agreements, each dated October 29, 2001, by and between the Company, CEI and each of the Private Purchasers (collectively, the "Registration Rights Agreements"). Under each Registration Rights Agreement, the Company has agreed to file one or more registration statements under the Securities Act with respect to the shares of Class A Common Stock purchased in the Private Sales, and CEI has agreed to pay customary expenses associated with such registrations.

                  CEI is the holder of (i) all of the outstanding capital stock of CHI, which, following the Private Sales, directly beneficially owns approximately 61.0% of the Class A Common Stock, and (ii) all of the outstanding capital stock of CICI, which directly owns all of the outstanding capital stock of CDNS, which in turn directly beneficially owns approximately 4.5% of the Class A Common Stock (including for the purposes of these calculations the 27,597,792 shares of Class A Common Stock into which the Class C Common Stock beneficially owned by the Cox Corporations

Amendment No. 6 to Schedule 13D                                      Page 5 of 8
Barbara Cox Anthony
Cox Communications, Inc.

may be converted at any time on a share-for share basis). Therefore, CEI indirectly exercises beneficial ownership over an aggregate of approximately 65.5% of the Class A Common Stock.

                  There are 605,263,039 shares of common stock of CEI outstanding, with respect to which: (i) Barbara Cox Anthony, as trustee of the Anne Cox Chambers Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%); (ii) Anne Cox Chambers, as trustee of the Barbara Cox Anthony Atlanta Trust, exercises beneficial ownership over 174,949,266 shares (28.9%);
(iii) Barbara Cox Anthony, Anne Cox Chambers and Richard L. Braunstein, as trustees of the Dayton Cox Trust A, exercise beneficial ownership over 248,237,055 shares (41.0%); and (iv) 262 individuals and trusts exercise beneficial ownership over the remaining 7,127,452 shares (1.2%).

                  Thus, Barbara Cox Anthony and Anne Cox Chambers, who are sisters, together exercise beneficial ownership over 598,135,587 shares (98.8%) of the common stock of CEI. In addition, Garner Anthony, the husband of Barbara Cox Anthony, holds beneficially and of record 43,734 shares of common stock of CEI. Barbara Cox Anthony disclaims beneficial ownership of such shares. Thus, Mrs. Chambers and Mrs. Anthony share ultimate control over the Cox Corporations, and thereby indirectly exercise beneficial ownership over approximately 65.5% of the Class A Common Stock.

                  In February and March 2001, CEI issued $459,000,000 aggregate principal amount of its 2% Exchangeable Senior Notes due 2021 (the "Exchangeable Notes"). This issuance was reported on Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001). Pursuant to the terms of the Fourth Supplemental Indenture, dated as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (the "Fourth Supplemental Indenture"), at any time before the close of business on February 15, 2021, holders of the Exchangeable Notes may exchange each $1,000 principal amount of their Exchangeable Notes into 16.5115 shares of Class A Common Stock, subject to adjustment upon the occurrence of certain events. Upon exchange, CEI may deliver shares of the Class A Common Stock of the Company or cash based on the value of such shares. Additional terms of the Exchangeable Notes are described in Amendment No. 4 to Schedule 13D (filed with the Commission on April 27, 2001).

                  As a result of the Private Sales and assuming the delivery to the holders of the Exchangeable Notes of 7,578,779 shares of Class A Common Stock, which is the maximum number of shares required to pay and discharge all of the outstanding Exchangeable Notes, Mrs. Anthony would indirectly beneficially own 358,710,189 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock is convertible), which would represent approximately 64.2% of the Class A Common Stock.

Amendment No. 6 to Schedule 13D                                      Page 6 of 8
Barbara Cox Anthony
Cox Communications, Inc.

                  Until such time, if any, as CEI shall have delivered shares of Class A Common Stock to the holders of the Exchangeable Notes pursuant to the terms of the Fourth Supplemental Indenture, CEI will retain all ownership rights with respect to the shares of Class A Common Stock held by it (including, without limitation, voting rights and rights to receive any dividends or other distributions in respect thereof).

                  The foregoing description of the Purchase Agreements, the Registration Rights Agreements and the Fourth Supplemental Indenture is qualified in its entirety by reference to copies of such agreements, which are included herewith as Exhibits 7.01 through 7.05, respectively, and are specifically incorporated herein by reference.

                  Other than the above-mentioned transactions, Mrs. Anthony does not have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j).

                  The Cox Corporations, their respective executive officers and directors, Anne Cox Chambers and Barbara Cox Anthony intend to review continuously the Company's business affairs, general industry and economic conditions and the capital needs of the Cox Corporations. Based on such review, these entities and individuals may, from time to time, determine to increase their ownership of Class A Common Stock, to sell all or any portion of their holdings in the Company or to approve an extraordinary corporate transaction of the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  (a) Mrs. Anthony indirectly beneficially owns 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Anthony may be converted at any time). As of October 31, 2001, there was an aggregate of 572,852,365 shares of Class A Common Stock issued and outstanding. Accordingly, Mrs. Anthony is the indirect beneficial owner of approximately 65.5% of the Class A Common Stock.

                  (b) Mrs. Chambers and Mrs. Anthony have the indirect shared power to direct the vote or direct the disposition of 393,288,968 shares of Class A Common Stock (including 27,597,792 shares of Class A Common Stock into which the Class C Common Stock indirectly beneficially owned by Mrs. Chambers and Mrs. Anthony may be converted at any time).

Amendment No. 6 to Schedule 13D                                      Page 7 of 8
Barbara Cox Anthony
Cox Communications, Inc.

                  (c) No transactions in the Class A Common Stock were effected by Mrs. Anthony during the past sixty days.

                  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and
(b) above.

                  (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than the agreements described in Item 4 of the Schedule 13D and filed with the Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between Mrs. Anthony and any other person which are required to be described under Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01  Purchase Agreement, dated as of October 22, 2001, among Cascade, CHI and CEI.

Exhibit 7.02  Purchase Agreement, dated as of October 22, 2001, among the Foundation, CHI and
              CEI.

Exhibit 7.03  Registration Rights Agreement, dated as of October 29, 2001, among Cascade,
              CEI and the Company (Incorporated by reference to Exhibit 4.1 to the Company's
              Form 10-Q/A, as filed with the Commission on January 23, 2002).

Exhibit 7.04  Registration Rights Agreement, dated as of October 29, 2001, among the
              Foundation, CEI and the Company (Incorporated by reference to Exhibit 4.2 to the
              Company's Form 10-Q/A, as filed with the Commission on January 23, 2002).

Exhibit 7.05  Fourth Supplemental Indenture dated, as of February 23, 2001, by and between CEI and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 7.07 to the Amendment No. 4 to the joint filing on Schedule 13D by CEI, CDNS, CHI and
              CICI, as filed with the Commission as April 27, 2001).

Amendment No. 6 to Schedule 13D                                      Page 8 of 8
Barbara Cox Anthony
Cox Communications, Inc.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    BARBARA COX ANTHONY


January 29, 2002                    By: /s/  Barbara Cox Anthony
----------------                       -------------------------
      Date                             Barbara Cox Anthony